UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

JTH Holding, Inc.

File No. 333-176655 - CF#27339

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JTH Holding, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibits 10.16 and 10.17 to a Form S-1 filed on September 2, 2011, as amended on November 7, 2011, and from Exhibit 10.14 to a Form S-1/A filed on February 3, 2012.

Based on representations by JTH Holding, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.14	through October 16, 2014
Exhibit 10.16	through December 31, 2012
Exhibit 10.17	through September 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel